Via Facsimile and U.S. Mail
Mail Stop 6010

February 22, 2007

Mr. Jitendra N. Doshi
Chief Financial Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan   48202

Re:     **Caraco Pharmaceutical Laboratories, Ltd.**
        **Form 10-K for Fiscal Year Ended March 31, 2006**
        **Filed on June 14, 2006**
        **File No. 001-31773**

Dear Mr. Doshi:

We have reviewed your filing and have the following comment.  We have limited our review of your filing to the issue we have addressed in our comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Chargebacks, page 19

1. You disclose that "The amount of actual chargebacks claimed could be either higher or lower than the amounts we accrued.  Changes in our estimates, if any, would be recorded in the income statement in the period of the change.  If we over or under estimate the amount that will ultimately be charged back to us by our wholesaler customers, there could be a material impact on our financial statements."  This disclosure seems to indicate you can quantify the change in estimate of chargebacks.  Provide us revised rollforward schedules for all revenue reduction categories showing amounts in the line item for the change in estimate in the current period related to sales made in prior periods.  If you cannot

determine the change in estimate for this item, provide us in disclosure-type format a narrative explaining why you cannot determine the amount of the change in estimate and therefore do not know whether the change in estimate recorded in any period presented has had a material impact to your results of operation or financial position.

\* \* \* \*

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant